SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 22, 2002

Nortel Inversora S.A.
(Exact name of registrant as specified in its charter)

Nortel Inversora S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Free Translation of Minutes No. 134 of the Board of Directors Meeting held on November 18th, 2002	3

2.	Press release dated November 18th, 2002 regarding the appointment of Telecom Argentina Stet-France Telecom’s Chairman and changes in its Board of Directors	6

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A

Date: November 22, 2002	By:	/s/ Maria Elvira Cosentino
Name: Maria Elvira Cosentino Title: General Manager and Sole Officer

Item 1

Free Translation

Minutes No. 134: In the city of Buenos Aires, at 9:00 a.m. on November 18th, 2002, a Meeting of the Board of Directors of NORTEL INVERSORA S.A. was convened in the presence of the Directors and Alternate directors and the members of Supervisory Committee listed below.

Mr. Christian Chauvin, who presides over the meeting, and after noting the existence of a quorum, declares open the session and offers for consideration the following agenda items:

1)      Acceptance of Resignation of Directors
         Mr. Chauvin takes the floor and informs that on this day, Mr. Franco Bertone has submitted his resignation to the position of Director representing the Class “A” for proffesional reasons. He continues to inform that for the same reasons, the Alternate Directors representing the Class “A” shareholders Messrs. Carlos Baldizzone, Antonio Porro and Luca Minzolini have also submitted their resignation.

         Mr. Bertone continues by stating that due to the submitted resignations, the Board of Directors must decide to act accordingly:

         After a brief exchange of opinions, the Board of Directors has unanimously accepted the resignations submitted by the Director and Vice-Chairman of the Company representing the Class “A” shareholders, Franco Bertone and the Alternate Directors representing the Class “A” shareholders Messrs. Carlos Baldizonne, Antonio Porra and Luca Minzolini.

2)      Appointment of Directors by the Supervisory Committee to replace the Resigned Members.
         Mr. Chauvin takes the floor once again and states that due to the accepted resignations discussed above, the members of the Supervisory Committee present in the meeting are asked to appoint the replacement Director and Alternate Directors until the next annual ordinary general shareholders meeting in accordance with Article 258 of Law 19,550.

         At the request of the three syndics, Nestor Jose Belgrano, Maria Rosa Villegas Arevalo, and Enrique Garrido, the meeting takes a recess so that the Supervisory Committee may deliberate, make appropriate consultations and decide whether to adopt the recommendations of the Board of Directors.

         The meeting comes together once again at 9:15 a.m. and the three syndics state that in accordance with the requirement of the Board of Directors and in accordance with Article 258 of the Law 19,550, they have appointed as Director representing the Class “A” shareholders, Mr. Alberto Y. Messano Colucci in replacement of Mr. Franco Bertone and Messrs. Carlos E. Monte Alegre Toro, Guillermo Brizuela and Marco Girardi as Alternate Directors representing Class “A” shareholders in place of Messrs. Carlos Baldizonne, Antonio Porro and Luca Minzolini.

         The Board of Directors record the appointments of the Director and the Alternate Directors representing the Class “A” Shareholders made by the Supervisory Committee, which will be effective until the next annual ordinary general shareholders meeting, land notes that the new Director and Alternate Directors have accepted their positions assigned by the Supervisory Committee, consisting of the Director and Alternate Directors, under the provisions of Article 256 of the Law of Corporations, in Ave. Madero 900, Floor 26, City of Buenos Aires.

         In accordance with Article 4, paragraph xxi.2, Chapter XXI, Book 6 “Transparencia” of the guidelines established by the Comisíon Nacional de Valores, Mrs. Rosa Maria Villegas Arevalo, states that Director Alberto Y. Messano Colucci and Alternate Directors, Messrs. Carlos E. Monte Alegre Toro, Guillermo Brizuela and Marco Girardi, are “Non-Independent” given that they represent Telecom Italia S.p.A., a shareholder of the Company.

3).     Appointment of the Vice-Chairman
         Mr. Chauvin points out that given Mr. Bertone’s resignation, who held the position as Vice-Chairman of the Board of Directors, someone must be appointed to replace him in the mentioned position until the next annual shareholders meeting.

         After a brief exchange of opinions, the Board of Directors have unanimously agreed to appoint Mr. Alberto Y. Messano Colucci as Vice-Chairman until the next annual meeting of shareholders.

As a result of these changes, the Board of Directors is currently composed of: Chairman: Christian Chauvin, Vice-Chairman: Alberto Y. Messano Colucci, Directors: Oscar Cristianci, Laurent Mialet, Franco Livini, Maximo Bomchil, Marcelo Villegas, Alternate Directors: Guillermo Brizuela, Carlos E. Monte Alegre Toro, Marco Girardi, Jean-Pierre Achouche , Eric Bouvier, Jaques Brun, Ricardo Muñoz de Toro, Supervisory Committee: Syndics: Maria Rosa Villegas Arevalo, Nestor J. Belgrano, Enrique Garrido, Alternate Syndics: Javier Petrantonio, Gustavo Andres de Jesus, Juan Martin Arocena.

4)      Revocation of powers of attorney and incorporation of new powers of attorney.
         Mr. Chauvin takes the floor and states that considering the changes in composition of the Board of Directors, it is necessary to rescind the administrative, disposition and judicial powers and the banking power granted in favor of Mr. Franco Bertone and grant Mr. Alberto Y. Messano Colucci with the mentioned powers.

         The members of the Board unanimously resolved to:

         (i)  Revoke the general administrative disposition and judicial power and the banking power granted to Mr. Bertone in the Board of Directors meeting that took place on January 19, 2001, registered in public writing No. 210, F. 982 on April 4th 2001 before the Registry of Public Records 54 in the city of Buenos Aires, with the mentioned powers of attorneys remaining in effect in respect to the other attorneys in fact, being: Maria Elvira Consentino, Christina P. Chauvin, Maximo Bomchil and Guillermo A.J. Brizuela.

         (ii)  To incorporate Mr. Alberto Y. Messano Colucci in the powers granted by Board Minutes on December 18, 1997, registered in public writing No. 47, F. 302 and in public writing No. 49, F. 309, both on February 2, 1998 before the Registry of Public Records 54 in the city of Buenos Aires, with the content established in the aforementioned Board of Directors meeting and the modifications introduced in the meeting on December 16, 1999, registered in public writing No. 73, F. 221 and No. 74, F. 224, both granted on February 10, 2000 by the Notary Carlos Alberto Guyot. It is noted that the numbers mentioned in U.S. Dollars for the effective powers, by virtue of the “Pesification” in accordance to Law 25,561 and decree No. 214/02, 905/02, 992/02 and 260/02, must be read in Pesos.

         (iii)  It is authorized to any of the Board Members to register in the Public Registry the revocation of powers and the incorporation of Mr. Alberto Y. Messano Colucci resolved in points (i) and (ii) of this.

There being no further matters to discuss, the meeting is adjourned at 9:35 a.m.

Present:

Directors:	Christian P. Chauvin Franco Bertone Franco Livini Maximo Bomchil

Alternate Director:	Ricardo Muñoz de Toro

Supervisory Committee:	María Rosa Villegas Arevalo Nestor J. Belgrano Enrique Garrido Gustavo Andres de Jesus

Manager:	Maria Elvira Cosentino

Item 2

FOR IMMEDIATE RELEASE
Market Cap: Pesos 1,181 million (November 18, 2002)
Contacts:
Pedro Insussarry
Elvira Lazzati	Kevin Kirkeby
Telecom Argentina	Golin/Harris International
(54-11) 4968-3627/3626	(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
ANNOUNCES THE APPOINTMENT OF ITS CHAIRMAN AND
CHANGES IN ITS BOARD OF DIRECTORS

Buenos Aires, November 18, 2002 - Telecom Argentina STET - France Telecom S.A. (BASE: TECO2, NYSE: TEO), announced today, as it was previously announced, on the 20th of September, Mr. Juan Carlos Masjoan submitted his resignation to the position of Chairman of the Company. Mr. Masjoan’s resignation became effective on November 15, 2002.

Today, a Board of Directors meeting was held in which the resignation submitted by the Company’s Vice-Chairman, Mr. Franco Bertone has been accepted as were the resignations submitted on November 15, 2002 by the Alternate Directors, Messrs. Antonio Porro and Luca Minzolini. In all cases, the resignations are based on reasons of professional nature.

The Board of Directors has asked the Supervisory Committee that, in accordance with article 238 second paragraph of the Law of Corporations, such Supervisory Committee should appoint replacements to the Directors who have resigned until the celebration of the next shareholder’s meeting. The Supervisory Committee appointed as Directors, in replacement for Mr. Masjoan and Mr. Bertone, Mr. Amadeo Vázquez and Mr. Alberto Messano and as Alternate Directors, in replacement of Mr. Porro and Mr. Minzolini, Mr. Carlos Eduardo Monte Alegre Toro and Mr. Marco Girardi.

The Board of Directors in addition and in anticipation to the incorporation of the new directors has appointed Mr. Amadeo Vázquez to act as non-executive Chairman and Mr. Alberto Messano to act as Vice-Chairman.

As a result of these changes, the Board of Directors of Telecom Argentina is currently integrated in the following form:

Chairman: Amadeo Vázquez.

Vice-Chairmen: Christian Chauvin and Alberto Messano.

Directors: Jean-Pierre Achouche, Franco Livini and Jorge Brea.

Alternate Directors: Eric Bouvier, Maximo Bomchil, Guillermo Brizuela, Carlos Eduardo Monte Alegre Toro and Marco Girardi.

It is noted, with respect to the new directors, that Mr. Amadeo Vázquez, holds the position of “independent director,” and Messrs. Alberto Messano, Carlos Eduardo Monte Alegre Toro and Marco Girardi, hold the position of “non-independent directors,” according to the guidelines established by the Comisíon Nacional de Valores of Argentina.

It is also informed that today, meetings of the Board of Directors of our controlled subsidiaries Telecom Personal S.A. and Publicom S.A. have been held during which the resignations submitted for reasons of professional nature, by Mr. Franco Bertone (Director) and Luca Minzolini (Alternate Director) have been accepted. The respective Supervisory Committees, have appointed in replacement of the above mentioned Directors and Mr. Juan Carlos Masjoan (whose resignation became effective on 11/15/02), Mr. Amadeo Vázquez and Mr. Alberto Messano, as Directors; and Mr. Carlos Eduardo Monte Alegre Toro, as Alternate Director. Mr. Amadeo Vázquez has been appointed by the Board of Directors of both companies as non-executive Chairman.

In turn, the Board of Directors of our controlled subsidiary “Telecom Argentina USA Inc.,” accepted the resignation for reasons of professional nature submitted by Mr. Franco Bertone and having become effective the resignation submitted by Mr. Juan Carlos Masjoan, has appointed Mr. Amadeo Vázqueznon-executive Chairman) and Alberto Messano to replace them.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On September 30, 2002, Telecom had 984,380,978 shares outstanding.

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Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speakonly as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.